Exhibit 99.1

From: generalequity@textron.com

Subject: Option Exchange: What to Consider

On Friday, July 2, the Textron Option Exchange Program officially begins with the opening of the option exchange window; the window is open July 2 through July 30, 2010. During this time, you will have the opportunity to exchange eligible underwater stock options for fewer new options with a lower strike price.

Participation is voluntary; the decision to exchange all, some, or none of your eligible option grants is up to you. To help you with this, the attached What to Consider document outlines some of the key variables you should factor into your decision-making. For an overview of the Option Exchange Program, please refer to John Butler’s June 21 introductory e-mail.

On July 2, 2010, you will receive the formal “Offer to Exchange” document and an e-mail with an Internet address and password to access the Option Exchange Website, where you will submit your elections if you choose to exchange. This site will list your eligible options and estimated exchange ratios, as well as provide additional resources to help in your decision-making process.

If you have questions, you can e-mail them to generalequity@textron.com or contact Nate Walker, Stock Plan Lead, at (401) 457-3570.

Important legal information

The option exchange program has not commenced. Textron will file a Tender Offer Statement with the Securities and Exchange Commission (SEC) upon the commencement of the option exchange program. Textron stock option holders should read this document before participating in the program, as it will contain important information. Textron stock option holders will be able to obtain the written materials described above, and other documents filed with the SEC, free of charge from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Textron with the SEC on the company’s Web site at the investor relations page on www.textron.com.